FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  November 2005

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F     __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X              No     __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  November 29, 2005

Encl.

Interim Consolidation Financial Statements as at September 30, 2005

Management Discussion & Analysis

Officer's Certificates

Confirmation of Mailing

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

The consolidated balance sheets of Pacific Harbour Capital Ltd. as at September 30, 2005 and the consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2005 and March 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-Sept-05	31-Mar-05
ASSETS:	(unaudited)	(audited)
Current:
Cash	$ 251,476	$ 361,104
Marketable securities	251,130	272,130
Prepaid expenses and deposits	12,571	19,533
Promissory note receivable	-	-
Land held for resale-Note 3	317,604	312,646
Investment and note receivable	-	4,999
	832,781	970,412

Capital assets, net-Note 4	22,377	27,732
	$ 855,158	$ 998,144

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 172,132	$ 176,876
Current liabilities of discontinued operations-Note 5	28,958	28,958
	201,090	205,834
SHAREHOLDERS' EQUITY
Capital stock-Note 6	7,616,876	7,616,876
Contributed surplus	202,886	202,886
Deficit	(7,165,694)	(7,027,452)
	654,068	792,310

	$ 855,158	$ 998,144

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Second Quarter Ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04
Revenue
Interest income	1,167	-	1,969	4,292

	1,167	-	1,969	4,292

General and Administrative Expenses- Schedule 1	69,138	192,286	141,646	248,696

Income (Loss) Before Other Items	(67,971)	(192,286)	(139,677)	(244,404)

Other Items
Legal settlement cost	-	(80,000)	-	(80,000)
Gain on sale of marketable securities	1,435	-	1,435	-
Write-down of maketable securities	-	-	-	(1,371)

Net Income (Loss) from continuing operations	(66,536)	(272,286)	(138,242)	(325,775)

Income (loss) from discontinued operations-Note 5	-	-	-	-

Net income (loss) for the period	(66,536)	(272,286)	(138,242)	(325,775)

Retained Earnings (Deficit) Beginning of Period	(7,099,158)	(6,623,295)	(7,027,452)	(6,569,806)

Retained Earnings (Deficit) End of Period	$ (7,165,694)	$ (6,895,581)	$ (7,165,694)	$ (6,895,581)

Basic income (loss) per share from continuing	($ 0.01)	($ 0.04)	($ 0.02)	($ 0.04)
operations
Basic income (loss) per share from discontinued	$ 0.00	$ 0.00	$ 0.00	$0.00
operations
Basic income (loss) per share for the period	($ 0.01)	($ 0.04)	($ 0.02)	($0.04)
Fully diluted	N/A	N/A	N/A	N/A
Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Second Quarter Ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04
Operating Activities
Net (loss) income from continuing operations	$ (66,536)	$ (272,286)	$ (138,242)	$ (325,775)
Non-cash items:
Loss on write down of marketable securities	-	-	-	1,371
Gain on sale of marketable securities	(1,435)	-	(1,435)	-
Amortization	1,919	2,340	3,837	4,234
Changes in non-cash working capital:
Prepaid expenses and deposits	-	-	6,962	(1,435)
Accounts payable and accrued liabilities	(5,270)	(44,000)	(4,744)	(93,929)
	(71,322)	(313,946)	(133,622)	(415,534)
Financing Activities
Advances from (repayment to) shareholders	-	-	-	(12,500)
Advances (to) from affiliated companies	-	(2,010)	-	16,918
Proceeds from promissory note receivable	-	-	4,999	840,335
	-	(2,010)	4,999	844,753
Investing Activities
Expenditure on land held for resale	-	-	(4,958)	(5,780)
Insurance proceeds from asset stolen	-	-	1,518
Purchase of capital assets	-	-	-	(4,683)
Net proceeds on redemption of investment	-	5,000	-	226,668
Sale (investment) in marketable securities	22,435	(126,600)	22,435	(176,600)
	22,435	(121,600)	18,995	39,605
Change In Cash from Continuing Operations	(48,887)	(437,556)	(109,628)	468,824
Change In Cash from Discontinued Operations	-	-	-	-
Cash (Bank Indebtedness), Beginning Of Period	300,363	1,062,713	361,104	156,333
Cash (Bank Indebtedness), End Of Period	$ 251,476	$ 625,157	$ 251,476	$ 625,157
Represented by:
Cash from Continuing Operations	251,476	625,157	251,476	625,157
Cash from Discontinuing Operations	-	-	-	-
	251,476	625,157	251,476	625,157

SEE ACCOMPANYING NOTES

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Second Quarter Ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative

	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04
General and administrative expenses

Audit	-	375	-	375
Administration recovery	(12,000)	(12,000)	(21,933)	(29,000)
Amortization-capital assets	1,919	2,340	3,837	4,234
Bank charges	225	155	385	309
Corporate accounting	6,142	6,515	12,322	13,340
Consulting	-	3,500	-	3,500
Filing fees	5,963	4,255	5,963	4,255
Foreign exchange loss (gain)	-	44,597	-	26,485
Interest	-	(431)	-	(431)
Legal and professional fees	2,216	78,520	3,413	82,615
Licence and dues	-	-	2,001	2,065
Management fees	12,750	19,500	32,250	39,000
Office and general	4,542	4,261	10,801	11,578
Promotion and advertising	1,004	1,278	1,336	14,193
Rent and utilities	18,088	17,846	36,690	34,259
Shareholder info and investor relations	3,355	1,974	3,985	2,459
Transfer agent fees	1,330	929	2,460	1,488
Travel	-	5,142	-	5,142
Wages and benefits	23,604	13,530	48,136	32,830

	69,138	192,286	141,646	248,696

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company's primary business is investment. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

During fiscal 2003 and 2004, the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store and all the assets and operations of a vehicle leasing business owned by a subsidiary of the Company. The operation of the vehicle leasing business continues to be presented as discontinued operations in these consolidated financial statements.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

b)

Marketable-Securities

Marketable securities are carried at the lower of cost and fair market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section3870-“Stock-based Compensation and Other Stock-based Payments”. Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Note 3

     Land Held for Resale

	Sept. 30, 2005	Mar.31, 2005
Balance, beginning of the period	312,646	306,867
Property taxes	4,958	5,779
Other costs	-	-
	317,604	312,646
Less: land sold during the period	-	-
Total land held for resale	317,604	312,646

Note 4

     Capital Assets

			Sept. 30 2005	March 31 2005
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	29,538	17,947	11,591	15,422
Office Furniture	20,635	10,215	10,420	11,578
Software	4,170	3,804	366	732

	54,343	31,966	22,377	27,732

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations. The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	Sept. 30, 2005	Mar. 31, 2005

Accounts Payable	28,958	28,958
Current liabilities of discontinued operations	28,958	28,958

	6 months ended September 30, 2005	6 months ended September 30, 2004
Revenue	-	-
Net (Loss)	-	-
Cash flow from discontinuing operations
Operating	-	-
Financing	-	-
Investing	-	-
Changes in cash from discontinued operations	-	-

Note 6    Share Capital

a)

Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement	1,040,210	104,021
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1	(7,040,278)	-
Common shares issued for debt settlement	172,435	31,038
Common shares issued for bridge loan fees	35,000	12,250
Share consolidation round off adjustment	(9)	-

Balance, March 31, 2005 and September 30, 2005	7,247,703	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30
Cancelled	(58,000)	$ 0.80-1.00

Outstanding and exercisable at September 30, 2005	879,028	$ 0.24-0.30

On September 30, 2005 there were 879,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007

879,028

Note 7        Related Party Transactions

For the six months ended September 30, 2005 and 2004, the Company had the following expense recovery and expenses paid to or from a director with companies in common and a law firm whose partner is a former director of the Company:

Administration recovery	(21,933)	(29,000)
Legal and professional fees	1,755	2,546
Management fees and salaries	32,250	39,000
	12,072	12,546

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 8

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position are summarized as follows:

A)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

B)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

C)

Comprehensive Income

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the period.

	6 Months ended September 30,	Year ended March 31,
	2005	2005
Net loss for the period per Canadian GAAP	$(138,242)	$(457,646)
Capitalized holding costs	(4,958)	(5,780)
Unrealized gain on trading securities (c)	71,915	242,450

Net loss for the period	$(71,285)	$(220,976)

Basic loss per share per US GAAP	$(0.01)	$(0.03)

Balance Sheets	$855,158	$998,144
Capitalized holding costs	(4,958)	(10,694)
Marketable securities increase (c)	71,915	242,450

Total Assets per US GAAP	$922,115	$1,229,900

Total Liabilities per Canadian and US GAAP	$201,090	$205,834

Shareholders’ Equity
Deficit, end of period per Canadian GAAP	$(7,165,694)	$(7,027,452)
Capitalized holding costs	(4,958)	(10,694)
Stock-based compensation	-	(35,600)
Unrealized gain on trading securities	71,915	242,450

Deficit, end of period per US GAAP	$(7,098,737)	$(6,831,296)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in capital)	202,886	202,886
Contributed surplus	-	35,600

	$ 721,025	$ 1,024,066

Note 9

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

SECOND QUARTER REPORT – September 30, 2005

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the second quarter ended September 30, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1   Date of Report: November 29, 2005

1.2   Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

In the second quarter ended September 30, 2005, the Company sold a small portion of marketable securities and reported a gain of $1,435. The Company did not acquire any additional marketable securities or investments. The Company reported a net loss of $66,536 or $0.01 loss per share and with accumulated deficit of $7,165,694 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of September 30, 2005, the Company had working capital of $631,691 and cash balance of $251,476. The Company had no long-term debt.

1.3   Results of Operations For the Second Quarter Ended September 30, 2005

Revenue

For the three months ended September 30, 2005, the Company earned interest income of $1,167 from term deposit compared to $nil from the same quarter last year. Cumulatively for the six months period ended September 30, 2005, the Company reported interest income of $1,969 from term deposit compared to $4,292 from interest received in connection with a promissory note matured in June 2004.

General and Administrative Expenses

General and administrative expenses reduced substantially in the second quarter ended September 30, 2005 compared to the same quarter last year from $192,286 to $69,138 in the current quarter, a reduction of $123,148 or 64%. Cumulatively for the six months period, general and administrative expenses reduced 43%. The reduction was mainly attributable to lower legal expenses and foreign exchange loss in the current quarter.

In prior year’s quarter, Company incurred approximately $78,000 in legal expenses in connection with lawsuits with a former manager of the Company’s subsidiary and former management. The lawsuit with the former manager of the Company’ subsidiary was subsequently settled. The Company does not anticipate incurring any significant legal expenditure in the future in connection with the outstanding lawsuits disclosed in section 1.8 under “contingent liabilities and lawsuit”.

The Company held majority of cash in US currency, which contributed to a foreign exchange loss of $44,597 in prior year’s quarter. To prevent additional exchange risk, the Company converted the US currency into Canadian currency in December 2004 resulting in $nil foreign exchange loss in the current quarter and for the six months ending September 30, 2005.

As part of management cost cutting measure, management fees and travel expenses reduced in the second quarter ended September 30, 2005. However, offsetting the reduction, wages increased due to the addition of a part time administrative staff.

Other Item

The Company reported a gain on sale of marketable securities of $1,435 in the second quarter ended September 30, 2005.

Net Loss

The Company reported a net loss of $66,536 or $0.01 loss per share for the second quarter in fiscal 2006 compared to a net loss of $272,286 or $0.04 loss per share for the comparable quarter in fiscal 2005. For the six months period, total net loss was $138,242 or $0.02 loss per share in fiscal 2006 compared to a net loss of $325,775 or $0.04 loss per share in the comparable six months period.

1.4   Transactions with Related Parties

In the six months ended September 30, 2005, the Company paid $32,250 management fee to a company controlled by a director and officer of the Company for management service. In addition, the Company paid $1,755 to a law firm whose partner is a former director of the Company.

The Company received $21,933 for administration recovery from related companies that has a director and officer in common for shared office facility and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5   Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Dec 31, 2003	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005
Total Revenues	$53	$nil	$4,292	$nil	$486	$12,285	$802	$1,167

Income or loss before discontinued operations and extraordinary items:

Total	$(118,298)	$(1,313,298)	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)
Per Share	$(0.02)	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.02)	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(123,475)	$(1,339,444)	$(53,489)	$(272,286)	$(76,760)	$(55,141)	$(71,706)	$(66,536)
Per Share	$(0.02)	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.02)	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters can be attributed to loss incurred from the sale of land resulting in an overall net loss of $1,339,444 for the fourth quarter ended March 31, 2004.

The Company also incurred $80,000 in legal settlement payment and higher legal fee in the second quarter ended September 30, 2004; therefore, net loss for the quarter increased to $272,286.

1.7   Liquidity and Capital Resources

On September 30, 2005, working capital decreased by $132,887 to $631,691 from $764,578 on March 31, 2005. The decrease was attributable to operating loss from the six months period in fiscal 2006.

The Company had negative net cash outflow of $71,322 from its operating activities in this quarter ended September 30, 2005 as compared to negative net cash outflow of $313,946 in the same quarter last year.

From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company received $4,999 from redemption of investment financing activities in fiscal 2005. In comparison the Company repaid loans and mortgage in fiscal 2004 resulting in cash outflow of $1,417,395 from financing activities.

In fiscal 2005, the Company invested $295,101 in marketable securities and received proceeds of $1,075,336 from promissory note receivable and $43,522 from sale of marketable securities. The Company also received $18,928 from amounts due from related company.

Overall the Company had positive cash inflow of $204,771 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8   Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9   Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10   Contractual Obligations  and Commitments

On September 30, 2005, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11   Financial instruments and Risk Factors

As of September 30, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12   Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS

I, Michael Reynolds, a Director of Pacific Harbour Capital Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd. for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  November 29, 2005

"Michael Reynolds"

________________________________

Michael Reynolds

Director

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT2– CERTIFICATION OF INTERIM FILINGS

I, Thomas Pressello, President and Chief Financial Officer of Pacific Harbour Capital Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd., for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  November 29, 2005

"Thomas Pressello"

________________________________

Thomas Pressello

President and Chief Financial Officer